Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our accompanying unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 22, 2022. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions that could cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii) futures and securities brokerage services, and (iv) insurance brokerage and other services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States), as well as institutional clients in Hong Kong that use our futures trading service.

Our trading platform allows users to trade more than 100 futures products on major futures exchanges worldwide (excluding the PRC), including the Chicago Mercantile Exchange (CME), Singapore Exchange (SGX), the Hong Kong Futures Exchange (HKFE) and Eurex Exchange (Eurex), as well as stocks listed on the New York Stock Exchange (NYSE), Nasdaq and Hong Kong Stock Exchange (HKSE), and PRC stocks listed on the Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE) that are eligible for the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs (together, the “Stock Connect”). Our customers may also use our platform to trade various financial products, such as stock indices, commodities, futures, forex, ETFs, warrants and callable bull/bear contracts, on global exchanges or OTC markets.

Additionally, Lion has developed a professional, experienced SPAC sponsorship team to help guide private companies through their listing journey while creating value for Lion and its shareholders. Lion is also committed to building the world’s leading one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplace and entering the metaverse space through blockchain technology.

Key Components of Results of Operations

Revenue

Our revenues consist of commissions, trading gains (losses), interest income and others. The following table sets forth the breakdown of our revenues by nature in dollar amount and as percentages of total revenues for the periods indicated.

	Six months ended June 30,
	2022		2021
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Commissions
Market making commissions and fees	677,338	(15.5)	1,069,656	29.7
Futures and securities brokerage commissions	2,130,975	(48.9)	1,178,062	32.7
Insurance brokerage commissions	340,218	(7.8)	295,343	8.2
Trading gains/(losses)	(10,175,033)	233.9	369,484	10.4
Interest income	1,894,170	(43.8)	304,406	8.4
Other income	782,601	(17.9)	383,346	10.6
Total	(4,349,731)	100.0	3,600,297	100.0

Commissions

We earn commissions from our (i) CFD trading services when we act as market maker, (ii) securities and futures brokerage services (including commissions from TRS trading services) and (iii) insurance brokerage services. We receive commissions from the insurance companies based on a percentage of the premium paid by insurance purchasers. Unlike commissions from insurance brokerage services, we charge securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services we offer, eligibility for discounts and other factors.

Trading gains/(losses)

Trading gains, offset by losses, are derived as showed in the following table. The line of CFD trading gains/(losses) is derived from (i) our managed flow portfolio trading positions where we act as counterparty to our clients’ trades from our CFD trading services, and (ii) our dealing bid/offer spreads on our clients’ CFD transactions. The line of TRS trading gains/(losses) is derived from our proprietary TRS trading activities on our own accounts. The line of Other trading gains/(losses) is derived from other business; for the six months ended June 30, 2022 it included trading gains of US$926,000 from OTC call options we sold to our customers, offset by trading losses of US$(497,000) from exchange traded stock; for the six months ended June 30, 2021 it included trading losses of US$(676,000) from exchange-traded stock, respectively. Trading gains/(losses) is recorded on a trade date basis.

	Six Months Ended June 30,
	2022		2021
	US$	%	US$	%

CFD trading gains/(losses)	(7,589,240)	74.5	(2,149,068)	(581.6)
TRS trading gains/(losses)	(3,014,475)	29.6	3,194,836	864.6
Other trading gains/(losses)	428,682	(4.1)	(676,284)	(183.0)
Total	(10,175,033)	100.0	369,484	100.0

Interest income

Interest income primarily consist of interest income earned on loans provided to TRS trading customers, interests earned on short-term loans we extend to unrelated third parties and bank deposit, and also include interest rate difference between currency pairs we hold resulting from rolling over foreign exchange positions from CFD trading services.

Other income

Other income primarily includes sale of MetaWords NFTs, bitcoin mining income, order processing charges, and dividend income etc.

Our revenues are generated from our main business lines, TRS trading business, CFD trading services, futures and securities brokerage services and others. Insurance brokerage services was combined in others from 2021 as it is not a material operating segment, and the prior periods were revised to be comparable. The following table sets forth the breakdown of our revenues by business lines in absolute amounts and as percentages of total revenues for the periods indicated.

	Six months ended June 30,
	2022		2021
	US$	%	US$	%

CFD trading services income (losses)	(6,911,887)	158.9	(1,079,106)	(29.9)
TRS trading services income (losses)	(798,522)	18.3	3,607,526	100.1
Futures and securities brokerage services	1,979,384	(45.5)	1,212,222	33.6
Others	1,381,294	(31.7)	(140,345)	(3.8)
Total	(4,349,731)	100.0	3,600,297	100.0

CFD trading services income

Revenues generated from CFD trading services are trading gains and losses from our market making activities where we serve as the counterparty to our clients in CFD transactions. It primarily consists of (i) commissions we charge our clients based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products we offer, eligibility for discounts and other factors, (ii) dealing bid/offer spreads on our clients’ CFD transactions , and trading gains/(losses) derived from our managed flow portfolio trading positions where we act as counterparty to our clients’ trades, and (iii) interest rate difference between currency pairs we hold resulting from our rolling over forex positions.

Our CFD trading income consisting of (i) commissions, (ii) bid/offer spreads and trading gains/(losses), and (iii) difference in interest rates, were US$0.7 million, US$(7.6) million, and nil, respectively for the six months ended June 30, 2022, and were US$1.0 million, US$(2.1) million, and US$0.1 million, respectively for the six months ended June 30, 2021. Our total CFD products trading volume was 110,526 lots, and 116,726 lots for the six months ended June 30, 2022 and 2021, respectively.

TRS trading services income

We officially began offering total return swap (TRS) trading services to customers in July 2020. Revenue generated from TRS trading services includes (i) trading gains/(losses) from our proprietary TRS trading activities; (ii) interest income earned on loans provided to TRS trading customers and (iii) commissions, order processing charges and other income resulting from TRS trading services.

Our TRS trading income consisting of (i) trading gains/(losses) from our proprietary TRS trading activities, (ii) interest income earned on loans provided to TRS trading customers, and (iii) commissions and other income resulting from TRS trading services, were US$(3.0) million, US$1.8 million and US$0.4 million, respectively for the six months ended June 30, 2022, and were US$3.2 million, US$0.3 million and US$0.1 million, respectively for the six months ended June 30, 2021. Our TRS trading volume was US$293 million and US$248 million for the six months ended June 30, 2022 and 2021, respectively.

Futures and securities brokerage income

We charge commissions for our futures and securities brokerage services when using our trading platform, which is based on the trading volume of securities or the number of futures contracts executed. Our total number of executed futures contracts was 795,559 lots, and 449,986 lots for the six months ended June 30, 2022 and 2021, respectively.

Others

Others include the revenue generated from insurance brokerage services, sale of MetaWords NFTs, Bitcoin mining operations, trading gains (losses) from OTC call options we sold to our customers and interests earned on short-term loans we extend to unrelated third parties and bank deposit etc.

Our others income consisted of insurance brokerage commission of US$0.3 million, sale of MetaWords NFTs of US$0.4 million, trading gains from OTC call options of US$0.9 million and interest and other income of US$0.2 million, offset by trading losses of US$497,000 from exchange traded stock for the six months ended June 30, 2022, compared to in the corresponding period last year, it primarily consisted of insurance brokerage commission of US$0.3 million, Bitcoin mining income of US$0.2 million and trading losses from exchange-traded stock of US$(0.7) million,.

Expenses

The following table sets forth the breakdown of our expenses in dollar amounts and as percentages of total revenues for the periods indicated:

	Six months ended June 30,
	2022		2021
	US$	%	US$	%

Commission and fees expenses	2,116,021	(48.6)	1,189,243	33.0
Compensation expenses	1,923,259	(44.2)	2,383,547	66.2
Communication and technology expenses	930,518	(21.3)	947,292	26.3
Cost of crypto mining	-	0.0	219,662	6.1
General and administrative expenses	681,860	(15.6)	630,059	17.5
Professional fees	2,982,570	(68.5)	990,011	27.4
Services fees	1,070,887	(24.6)	2,474,122	68.7
Research and development	4,160,033	(95.6)	-	-
Occupancy expenses	372,628	(8.5)	347,660	9.6
Interest expense	1,021,773	(23.4)	942,264	26.1
Depreciation	1,198,122	(27.5)	279,680	7.7
Marketing	391,211	(8.9)	553,758	15.3
Impairment of fixed assets	1,691,079	(38.8)	-	-
Impairment of cryptocurrencies	293,619	(6.7)	-	-
Change in fair value of warrant liabilities	(759,375)	17.4	2,411,429	66.9
Other expenses	(25,689)	0.5	312,104	8.6
Total	18,048,516	(414.3)	13,680,831	379.4

Commission and fees expenses

Our commission expenses consist of (i) the commissions and fees we paid to third-party market makers in certain CFD and TRS trading transactions, (ii) referral fees we paid to our insurance referral agents, and (iii) the commissions and fees we paid to prime brokers and clearing houses in certain futures and securities trading transactions. Commission expenses accounted for (48.6)% and 33.0% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Compensation expenses

Our compensation expenses include salaries, wages, bonuses, medical insurance expenses, contribution to employee retirement plans and other benefits as well as share-based compensation for our employees. Compensation expenses accounted for (44.2)% and 66.2% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Communication and technology expenses

Our communication and technology expenses primarily consist of subscription fees and system fees we paid to stock exchanges and third parties trading system vendors, to subscribe for trading systems, market data and news, as well as bandwidth fees and other expenses relating to the telecommunication infrastructure. Communication and technology expenses accounted for (21.3)% and 26.3% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Cost of crypto mining

Our cost of crypto mining consists primarily of direct costs of earning bitcoins related to mining operations, including electric power costs and other service charges, also including depreciation of mining equipment. Cost of crypto mining accounted for 6.1% of our revenues for the six months ended June 30, 2021. Mining operation has ceased since October 2021.

General and administrative expenses

Our general and administrative expenses mainly consist of license and registration fees, insurance expenses, utility expenses, travel expenses and bank charges, which accounted for (15.6)% and 17.5% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Professional fees

Our professional fees primarily consist of service fees for legal, accounting, consulting, and other professional services which are needed during the ordinary course of our businesses, representing (68.5)% and 27.4% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Service fees

Our service fees primarily consist of service fees charged by independent contractors and outside consultants we hired in our normal business course, accounting for (24.6)% and 68.7% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Research and development

Research and development expenses consist primarily of designing, coding, project management, and other IT services related to developing and enhancing our Metaverse project. The R&D services were provided by third parties, representing (95.6)% and nil of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Occupancy expenses

Our occupancy expenses mainly consist of office rental expenses, which accounted for (8.5)% and 9.6% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Interest expenses

Our interest expenses primarily consist of interest and amortization of convertible debenture discounts, interest relating to our one-time bridge loans facilitated by us to unrelated third parties, as well as interest we paid for loans borrowed from our TRS trading service business partners, accounting for (23.4)% and 26.1% of our revenue for the six months ended June 30, 2022 and 2021, respectively.

Depreciation expenses

Our depreciation primarily consists of the depreciation of copyrighted trading software programs which were acquired in 2021, and other miscellaneous depreciation of office furniture and computers, accounting for (27.5)% and 7.7% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Marketing expenses

Our marketing expenses mainly consist of expenses spent in branding, promoting our business, which accounted for (8.9)% and 15.3% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Impairment of fixed assets

Impairment of fixed assets represents the impairment charges of the mining equipment, accounting for (38.8)% and nil of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Impairment of cryptocurrencies

Impairment of cryptocurrencies represents the impairment charges of the BNB and wBNB tokens held as a result of sale of MetaWords NFTs in the first half of 2022.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities represents the mark-to-market fair value adjustments to the outstanding Public Warrants and Private Warrants issued in connection with the IPO of PAAC, accounting for 17.4% and 66.9% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Other expenses

Our other expenses primarily consist of payment service charge by external payment service providers, foreign currency transaction gains and losses, and other miscellaneous expenses. Our other expenses accounted for 0.5% and 8.6% of our revenues for the six months ended June 30, 2022 and 2021, respectively.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends from Lion to its shareholders.

Hong Kong

Our wholly-owned Hong Kong subsidiaries are subject to Hong Kong profit tax on their activities conducted in Hong Kong. Effective for tax years ending on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK$2 million (US$0.3 million) of assessable profits and 16.5% on any assessable profits above that threshold. In addition, the 8.25% tax rate can only be utilized by one entity in a controlled group, whereas all other entities in the controlled group utilize the 16.5% tax rate. Dividends from our Hong Kong subsidiaries to Lion are exempt from Hong Kong withholding tax.

Singapore

Our wholly-owned Singapore subsidiary is subject to a corporate tax rate of 17.0%. It has not generated revenue yet since establishment.

United States

Our wholly-owned U.S. subsidiary is subject to a federal tax rate of 21.0%. It has been dormant since we acquired it in June 2020.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our revenues for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this current report. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of our future performance.

	Six months ended June 30,
	2022		2021
	US$	%	US$	%

Revenues
CFD trading services income (losses)	(6,911,887)	158.9	(1,079,106)	(29.9)
TRS trading services income (losses)	(798,522)	18.3	3,607,526	100.1
Futures and securities brokerage services	1,979,384	(45.5)	1,212,222	33.6
Others	1,381,294	(31.7)	(140,345)	(3.8)
Total revenues	(4,349,731)	100.0	3,600,297	100.0

Expenses
Commission and fees expenses	(2,116,021)	48.6	(1,189,243)	(33.0)
Compensation expenses	(1,923,259)	44.2	(2,383,547)	(66.2)
Communication and technology expenses	(930,518)	21.3	(947,292)	(26.3)
Cost of crypto mining	-	-	(219,662)	(6.1)
General and administrative expenses	(681,860)	15.6	(630,059)	(17.5)
Professional fees	(2,982,570)	68.5	(990,011)	(27.4)
Service fees	(1,070,887)	24.6	(2,474,122)	(68.7)
Research and development	(4,160,033)	95.6	-	-
Interest expenses	(1,021,773)	23.4	(942,264)	(26.1)
Occupancy expenses	(372,628)	8.5	(347,660)	(9.6)
Marketing	(391,211)	8.9	(553,758)	(15.3)
Depreciation	(1,198,122)	27.5	(279,680)	(7.7)
Impairment of fixed assets	(1,691,079)	38.8	-	-
Impairment of cryptocurrencies	(293,619)	6.7	-	-
Change in fair value of warrant liabilities	759,375	(17.4)	(2,411,429)	(66.9)
Other expenses	25,689	(0.5)	(312,104)	(8.6)
Total expenses	(18,048,516)	414.3	(13,680,831)	(379.4)
Loss before income taxes	(22,398,247)	514.3	(10,080,534)	(279.4)
Income tax expenses	(3,071)	0.1	(54,367)	(0.1)
Net loss	(22,401,318)	514.4	(10,134,901)	(279.5)
Non-controlling interests
Net loss attributable to non-controlling interests	(2,124,600)	48.8	(36,227)	(1.0)
Net loss attributable to LGHL	(20,276,718)	465.5	(10,098,674)	(278.5)

Non-GAAP Financial Results

The following Non-GAAP financial results, both in absolute amount and as a percentage of our revenues for the periods indicated, are used by management to evaluate our financial performance prior to the deduction of change in fair value of warrant liabilities, stock-based compensation expenses, amortization of debt discounts, depreciation expenses and impairment of fixed assets (see “Non-GAAP Financial Measures” below).

	Six months ended June 30,
	2022		2021
	US$	%	US$	%
Non-GAAP income (loss) attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets	(19,516,217)	448.7	(6,468,898)	(179.7)

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenues

Our total revenues decreased by US$8.0 million from an income of US$3.6 million for the six months ended June 30, 2021 to a loss of US$(4.3) million for the six months ended June 30, 2022, primarily due to the trading losses in CFD and TRS trading services.

Our total revenue-generating client accounts increased from 1,722 as of December 31, 2017 to 5,261 as of December 31, 2021, and decreased to 4,522 as of June 30, 2022. The decrease in the first half of 2022 was primarily due to the number of clients in our insurance brokerage business. As of December 31, 2021, the total 5,261 active revenue-generating accounts included 149 accounts for futures trading, 96 accounts for securities trading, 2,866 accounts for CFD trading, 180 accounts for TRS trading and 1,970 accounts for insurance products. And as of June 30, 2022, the total 4,522 active revenue-generating accounts included 164 accounts for futures trading, 97 accounts for securities trading, 2,819 accounts for CFD trading, 210 accounts for TRS trading and 1,232 accounts for insurance products.

TRS Trading Services Income.    We officially began offering TRS trading services to customers in July 2020. Revenue generated from TRS trading services decreased by US$4.4 million from an income of US$3.6 million for the six months ended June 30, 2021 to a loss of US$(0.8) million for the six months ended June 30, 2022, due to the trading gains/(losses) from our proprietary TRS trading activities decreased by US$6.2 million from an income of US$3.2 million to a loss of US$(3.0) million, partially offset by an increase of US$1.5 million in interest income earned on loans provided to TRS trading customers and an increase of US$0.3 million in commissions and other income. Our proprietary TRS trading activities suffered significant losses from Chinese stock markets’ high fluctuations in the first half of 2022, which was caused by China’s dismal economic outlook, renewed lock-downs in cities across China resulted from stringent zero-Covid policy, heightened geopolitical tensions such as U.S.-China relation, an escalation of tensions over Taiwan Strait, and unpredictable regional military conflict worldwide etc.

CFD Trading Services Income. Lion derives a substantial portion of income from CFD trading services from a small number of key clients. As a result, earnings generated from our CFD trading services have demonstrated high volatility historically. Revenue generated from CFD trading services decreased by US$5.8 million from a loss of US$(1.1) million for the six months ended June 30, 2021 to a loss of US$(6.9) million for the six months ended June 30, 2022, primarily attributable to an increase of US$5.4 million in trading losses and a decrease of US$0.4 million in commission income. CFD trading losses increased from US$(2.1) million for the six months ended June 30, 2021 to US$(7.6) million for the six months ended June 30, 2022. We suffered significant losses from acting as counterparty to our clients’ CFD trades in the first half of 2022 as a result of fluctuation and volatility that the global financial markets reacted a series of unpredictable events with, such as Russia and Ukraine conflict and Europe’s energy crisis, surging inflation and hiking interest rates in the U.S. and Europe, China’s housing market slump etc., which impacted the major stock indexes, commodity market including crude oil and metal, and foreign exchange market. Market making commission income decreased from $1.0 million for the six months ended June 30, 2021 to $0.7 million for the six months ended June 30, 2022, which was mainly attributable to China’s strengthened restrictions on the promotion and advertisements related to internet financial products and services, leading to a significant decrease in the number of new accounts opened through online advertising.

Futures and Securities Brokerage Income.    Revenues from futures and securities brokerage services increased from US$1.2 million for the six months ended June 30, 2021 to US$2.0 million for the six months ended June 30, 2022 as a result of an increase in the number of executed futures contracts, primarily due to Hong Kong’s economy rebounded rapidly as the local pandemic subsided since 2021 and sophisticated investors wanted to take advantage of the volatile markets and allocated more into speculation trading.

Others.    Other income (loss) increased by US$1.5 million from a loss of US$(0.1) million for the six months ended June 30, 2021, to US$1.4 million for the six months ended June 30, 2022. The increase in other income was primarily attributed to trading gains from OTC call options of US$0.9 million, sale of MetaWords NFTs of US$0.4 million and interest, other income of US$0.2 million generated in the first half of 2022, and the decrease of US$0.2 million in trading losses from exchange-traded stock, offset by the decrease of US$0.2 million in Bitcoin mining income as the Bitcoin mining operation has ceased since October 2021.

Expenses

Our total expenses increased by 31.9% from US$13.7 million for the six months ended June 30, 2021 to US$18.0 million for the six months ended June 30, 2022, primarily due to increases in commission expenses, professional fees, research and development, depreciation and impairment of mining equipment, partially offset by the decrease in service fees, change in fair value of option liabilities, change in fair value of warrants liabilities, and compensation expenses.

Commission Expenses.    Our commission expenses increased by 77.9% from US$1.2 million for the six months ended June 30, 2021 to US$2.1 million for the six months ended June 30, 2022, primarily due to an increase in our futures brokerage commission expenses of US$0.6 million and an increase in TRS trading and insurance brokerage commission expenses by US$0.3 million, which is in line with the overall trench of such businesses.

Compensation Expenses.    Our compensation expenses decreased by 19.3% from US$2.4 million for the six months ended June 30, 2021 to US$1.9 million for the six months ended June 30, 2022, primarily due to the discretionary bonus paid out in 2021.

Communication and Technology Expenses.    Our communication and technology expenses remained comparable to the corresponding period in 2021.

Cost of crypto mining.    Our cost of Bitcoin mining was US$0.2 million for the six months ended June 30, 2021. There was no crypto mining operation since October 2021.

General and Administrative Expenses.    Our general and administrative expenses slightly increased by 8.2% from US$0.6 million for the six months ended June 30, 2021 to US$0.7 million for the six months ended June 30, 2022.

Professional Fees.    Our professional fees increased from US$1.0 million for the six months ended June 30, 2021 to US$3.0 million for the six months ended June 30, 2022, primarily due to the investor relations, and consulting services fees we additionally incurred as we became a public company and expanded into new business lines such as TRS trading and NFT.

Services Fees.    Our services fees for independent contractors and consultants decreased by 56.7% from US$2.5 million for the six months ended June 30, 2021 to US$1.1 million for the six months ended June 30, 2022, due to a one-off special inventive scheme for the six months ended June 30, 2021.

Research and Development.    We incurred R&D expenses of US$4.1 million in connection with developing and enhancing our Metaverse project for the six months ended June 30, 2022.

Interest Expenses.    Our interest expenses increased slightly from US$0.9 million for the six months ended June 30, 2021 to US$1.0 million for the six months ended June 30, 2022, mainly attributable to an increase of US$0.8 million in the interest we paid for loans borrowed from our TRS trading service business partners, offset by a decrease of US0.7 million in the interest and the amortization of debt discounts from convertible debentures.

Occupancy Expenses.    Our occupancy expenses slightly increased from US$0.3 million for the six months ended June 30, 2021 to US$0.4 million for the six months ended June 30, 2022, primarily due to the new office spaces we rented for our subsidiary in Singapore, partially offset by the rental reduction for our subsidiaries in Hong Kong as a result of COVID-19.

Marketing Expenses.    Marketing expenses slightly decreased from US$0.6 million for the six months ended June 30, 2021 to US$0.4 million for the six months ended June 30, 2022.

Depreciation.    Our depreciation expenses increased from US$0.3 million for the six months ended June 30, 2021 to US$1.2 million for the six months ended June 30, 2022, mainly attributable to the depreciation of acquired copyrighted trading software programs related to CFD and TRS trading services in 2021.

Impairment of fixed assets.    The mining equipment was fully impaired in the six months ended June 30, 2022 in an amount of US$1.7 million.

Impairment of cryptocurrencies. The impairment charges of the BNB and wBNB tokens held from the sale of MetaWords NFTs in the six months ended June 30, 2022 was US$0.3 million.

Change in fair value of warrant liabilities.    The change in fair value of the outstanding Public and Private Warrants for the six months ended June 30, 2022 was a gain of US$0.8 million, compared to a loss of $2.4 million in the corresponding period of 2021. The change in fair value is the result of changes in market prices deriving the value of the financial instruments.

Other Expenses. Other expenses decreased from an expense of US$0.3 million for the six months ended June 30, 2021 to an income of US$26,000 for the six months ended June 30, 2022.

Income Tax Expenses

Our income tax expenses decreased from US$54,000 for the six months ended June 30, 2021 to US$3,000 for the six months ended June 30, 2022, primarily due to the taxes paid in 2021 as a result of IRS examination of PAAC’s tax return for the period ended September 30, 2019.

Net Loss

As a result of the foregoing, we had net losses of US$22.4 million for the six months ended June 30, 2022 compared to a net loss of US$10.1 million for the six months ended June 30, 2021.

Net Loss attributable to LGHL

After allocating net loss to non-controlling interest, net loss attributable to parent company was US$20.3 million for the six months ended June 30, 2022, compared to US$10.1 million for the six months ended June 30, 2021.

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (loss) (net income (loss) before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets. We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods. Notwithstanding the foregoing, Non-GAAP income (loss) and Non-GAAP EPS should not be considered an alternative to, or more meaningful than, net income (loss) and EPS as determined in accordance with GAAP. The following is a reconciliation of our net (loss) income to Non-GAAP income (loss) and GAAP EPS to our Non-GAAP EPS:

	Six months ended June 30,
	2022	2021
	US$	US$

Net income (loss) attributable to LGHL	(22,401,318)	(10,134,901)
Stock-based compensation	650,275	190,900
Amortization of debt discounts	105,000	783,994
Depreciation expenses	1,198,122	279,680
Impairment of fixed assets	1,691,079	-
Change in fair value of warrant liabilities	(759,375)	2,411,429
Non-GAAP income (loss) attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets	(19,516,217)	(6,468,898)
Non-GAAP earnings (losses) per share for both Class A and Class B - basic and diluted	(0.48)	(0.33)
Weighted average Class A ordinary shares outstanding - basic and diluted	35,295,167	22,690,522
Weighted average Class B ordinary shares outstanding - basic and diluted	5,088,873	4,041,875

	Six months ended June 30,
	2022		2021
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings (Loss) attributable to LGHL per share for both Class A and Class B	(0.55)	(0.55)	(0.47)	(0.47)
Stock-based compensation	0.02	0.02	0.01	0.01
Amortization of debt discounts	0.00	0.00	0.03	0.03
Depreciation expenses	0.03	0.03	0.01	0.01
Impairment of fixed assets	0.04	0.04	-	-
Change in fair value of warrant liabilities	(0.02)	(0.02)	0.09	0.09
Non-GAAP earnings (losses) per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets)	(0.48)	(0.48)	(0.33)	(0.33)

Liquidity and Capital Resources

To date, our principal sources of liquidity have been cash generated from our operations, capital injections by our shareholder, and debt or equity financing activities. The following table presents the Company’s unrestricted cash and short-term investments as of the six months ended June 30, 2022 and 2021. Our unrestricted cash primarily consist of cash on hand and cash deposited with banks which are unrestricted for withdrawal or use. The short-term investments we held are mainly equity securities listed on Shanghai/Shenzhen Stock Exchange and Hong Kong Stock Exchange. The Company did not have available and unused external source of liquidity as of the periods ended June 30, 2022 and 2021.

	June 30,
	2022	2021
	US$	US$

Unrestricted cash	$11,868,738	$14,888,644
Short-term investments	11,547,039	30,325,800
	$23,415,777	$45,214,444

We have been able to meet our working capital needs in the past, and based on our current operating plan, we expect that our existing unrestricted cash and short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. In the long term, our working capital needs will depend on many factors, including the rate of our business and revenue growth, the timing of our various expenditures and cash provided by and used in operating, investing and financing activities and capital expenditures.

To the extent our unrestricted cash, short-term investments and cash flow from operating activities are insufficient to satisfy its liquidity needs in accordance with our strategic plan in the future, we may determine to raise additional funds through the sale of equity or convertible debt securities. If additional funding is necessary or desirable, however, we may not be able to effect an equity or debt financing in amounts or on terms acceptable to us or at all. If we are unable to raise additional capital when needed, its results of operations and financial condition would be materially and adversely impacted.

The following table presents our cash and cash equivalents held in various currencies as of the periods ended June 30, 2022 and 2021. We closely monitor our cash balance and future payments obligations by preparing monthly cash balance and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports are reviewed by our chief financial officer and chief executive officer.

	June 30,
	2022	2021
	US$	US$

Held in USD	$9,379,801	$13,332,791
Held in HKD	2,321,401	1,415,622
Held in RMB	11,557	12,274
Held in SGD and other currencies	155,979	127,957
Total cash and cash equivalents	$11,868,738	$14,888,644

As of June 30, 2022 and 2021, 0.09% and 0.07% of our cash and cash equivalents were held in China, respectively.

Transfers of Cash from Our Subsidiaries to the Company

Lion Group Holding Ltd. is incorporated in Cayman Islands on February 11, 2020, to be the ultimate parent company of the Group upon the consummation of a business combination on June 16, 2020. As a holding company with no material operations of our own, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands and our apps are available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. Lion Group Holding Ltd is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and Cayman Islands through loans or capital contributions without restrictions on the amount of the funds. Lion Group Holding Ltd. can distribute earnings from its businesses, including subsidiaries, to the U.S. investors. Our operations in Hong Kong and the Cayman Islands were in loss position since the second half of 2020, and the Company has raised capital through a series of financing transactions and provided funding to our operations in Hong Kong and the Cayman Islands.

Our operating subsidiaries are permitted under the laws of Hong Kong, Cayman Islands, Singapore, and British Virgin Islands, respectively, to provide funding to Lion Group Holding Ltd, the holding company incorporated in the Cayman Islands through dividend distributions, loans or advances. Our Group currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We currently do not have any dividend policy, any future determination will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Currently, we conduct our substantial operations through our subsidiaries in Hong Kong and the Cayman Islands. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We are dependent on our customers in the PRC, the laws and regulations of the PRC currently have restrictions on currency conversion, cross-border remittance and offshore investment for PRC citizens. However, the laws and regulations of the PRC do not currently have any material impact on transfer of cash from the Company to our Cayman Islands and Hong Kong subsidiaries to or from Cayman Islands and Hong Kong subsidiaries to the Company and the investors in the U.S.. As a result, cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors.

Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent, meaning the Company is able to pay its debts as they come due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

The following are the aggregate transfers from its subsidiaries to the Company for the periods indicated:

	Six Months Ended June 30,
	2022	2021
	US$	US$
Subsidiaries
Lion Broker Limited	12,059,986	-
Lion Wealth Limited	6,500,000	-
Total	18,559,986	-

For the periods ended June 30, 2022 and 2021, we did not pay any dividends to our shareholders. If we determine to pay dividends on any of our ADSs in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong and Cayman Islands. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us, and under the current laws of the Cayman Islands, we are also not subject to tax on income or capital gains and withholding tax is not imposed upon payments of dividends from the Company to its shareholders.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to investors outside of PRC, nor is there any restrictions and limitations to distribute earnings from the subsidiaries, to the Company and investors outside of PRC and amounts owed. There are no exchange controls in Cayman Islands.

Regulatory Capital Requirements

We are required to hold sufficient regulatory capital at both group and individual entity level to cover our risk exposures, among other financial obligations imposed by regulatory authorities in the multiple jurisdictions where our subsidiaries operate. The following table illustrates the minimum regulatory capital as established by the HKSFC, the Insurance Association (Hong Kong), the CIMA and MAS that our subsidiaries were required to maintain as of June 30, 2022 and 2021 and the actual amounts of capital that were maintained.

	As of June 30, 2021		As of June 30, 2022
	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Operating Subsidiaries
Lion International Securities Group Limited	$386,292	$1,171,495	$382,361	1,231,249	848,888	322%
Lion Futures Limited	386,292	1,039,855	382,361	1,384,723	1,002,362	362%
Lion Asset Management Limited	12,876	43,415	12,745	111,125	98,380	872%
BC Wealth Management Limited	12,876	177,081	12,745	248,811	236,066	1952%
Lion International Financial (Singapore) Pte. Ltd.	-	-	718,061	855,969	137,909	119%
Lion Brokers Limited	9,704,983	12,495,487	4,655,785	15,820,338	11,164,552	340%
Total	$10,503,319	$14,927,333	$6,164,058	$19,652,215	$13,488,157	319%

Lion International Securities Group Limited (“LISGL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 1, dealing in securities, and it provides securities margin financing, and Type 4, advising on securities, and it is not subject to specified licensing condition. LISGL is subject to the requirements of section 145 of the Security and Future Ordinance (Cap.571) (“SFO”). Under the rule, LISGL is required to maintain a minimum liquid capital of approximately US$386,000 (HK$3 million).

Lion Futures Limited (“LFL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 2, dealing in future contracts, and Type 5, advising on futures contracts, and it is not subject to specified licensing condition. LFL is subject to the requirements of section 145 of the SFO. Under the rule, LFL is required to maintain a minimum liquid capital of approximately US$386,000 (HK$3 million).

Lion Asset Management Limited (“LAML”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 4, advising on securities, and it is subject to specified licensing condition, and Type 9, assets management and it is subject to specified licensing condition. LCML is subject to the requirements of section 145 of the SFO. Under the rule, LAML is required to maintain a minimum liquid capital of approximately US$13,000 (HK$100,000).

BC Wealth Management Limited (“BCWML”), Lion’s Hong Kong subsidiary, is a member of the Professional Insurance Brokers Association Limited (“PIBA”) and is engaged in the business of insurance brokerage services. BCWML is subject to the minimum requirements specified by the Insurance Authority (“IA”) under section 70(2) of the Ordinance. Under the rule, BCWML is required to maintain a minimum capital and net assets of approximately US$13,000 (HK$100,000).

Lion International Financial (Singapore) Pte. LTD. (“LIFSL”), Lion’s Singapore subsidiary, is licensed by the MAS to conduct the regulated activities of dealing in capital markets products and it is subject to specified licensing condition. LIFSL is subject to the requirements of Securities and Futures Act (Cap. 289) (“SFA”). Under the rule, LIFSL is required to maintain a minimum liquid capital of approximately US$740,000 (SGP 1,000,000).

Lion Broker Limited (“LBL”), Lion’s Cayman Island subsidiary, is registered Securities-Full license holder with the CIMA including Broker-dealer and Market Maker. LBL is subject to the requirements of the SIBL. Under the rule, LBL is required to maintain a capital level in excess of the financial resources’ requirement, which is defined as the sum of (i) counterparty requirement, (ii) position risk requirement, and (iii) the base requirement, which is the greater of (a) one quarter of relevant annual expenditure or (b) approximately US$120,000 (CI$100,000).

As of June 30, 2022 and 2021, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Six months ended June 30,
	2022	2021

Net cash used in operating activities	$(904,809)	$(24,342,405)
Net cash used in investing activities	(3,587,440)	(4,468,824)
Net cash provided by financing activities	3,668,775	39,736,327
Effect of exchange rate changes on cash	(116,703)	(21,628)
Net increase in cash and restricted cash	(940,177)	10,903,470
Cash and restricted cash at beginning of period	15,751,475	4,794,097
Cash and restricted cash at end of period	$14,811,298	$15,697,567

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was US$0.9 million, primarily attributable to our net losses of US$22.4 million, as adjusted by (i) change in fair value of warrant liabilities and option liabilities in total of US$1.3 million, (ii) a decrease of US$7.3 million in payables to customers and (iii) a decrease of US$21.5 million in payables to broker-dealers and clearing organizations. These were partially offset by (i) share based compensation of US$0.7 million, impairment of fixed assets of US$1.7 million and the depreciation expenses of US$1.2 million, (ii) a decrease of US$37.2 million in receivables from broker-dealers and clearing organizations, (iii) a decrease of US$4.4 million in securities owned and (iv) a decrease of US$6.5 million in prepaid and other assets.

Net cash used in operating activities for the six months ended June 30, 2021 was US$24.3 million, primarily attributable to our net losses of US$10.1 million, as adjusted by (i) an increase of US$15.6 million in receivables from broker-dealers and clearing organizations including customer accounts, and (ii) an increase of US$30.3 million in securities owned. These were partially offset by (i) an increase of US$9.1 million in payables to customers and (ii) an increase of US$20.4 million in payables to broker-dealers and clearing organizations.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was US$3.6 million, primarily attributable to short-term loans receivable to unrelated parties in an aggregate of US$5.1 million, partially offset by US$1.5 million of collection of such loans.

Net cash used in investing activities for the six months ended June 30, 2021 was US$4.5 million, primarily attributable to (i) US$2.6 million paid for acquisition of mining machines, (ii) US$1.5 million of investment in private equity and (iii) short-term loans receivable to an unrelated party in an aggregate of US$1 million, partially offset by US$0.7 million of collection of such loans.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2022 was US$3.7 million, primarily attributable to (i) net proceeds of US$2.0 million from convertible debenture and (ii) capital contribution of US$1.7 million from noncontrolling shareholder.

Net cash provided by financing activities for the six months ended June 30, 2021 was US$40.0 million, primarily attributable to (i) US$33.0 million of proceeds from the exercise of warrants and options, (ii) US$6.3 million of proceeds from issuance of preferred shares and warrants, and (iii) US$0.8 million of proceeds from issuance of ordinary shares, partially offset by US$0.3 million of repayment of short term loans.

Financing Arrangements

The following is a summary of our borrowings and redeemable securities as of June 30, 2022 and 2021, which were obtained for working capital purpose.

	Six Months Ended June 30,			Interest rate	Maturity Date or
	2022	2021	Orignal	or Dividend	Redemption
Outstanding principal amount	US$	US$	Currency	Rate	Date

Minority shareholder loan	$110,000	$-	USD	0%	None
May 2022 Convertible debenture (1)	2,100,000	-	USD	9%	November 2024
Series B Convertible Preferred Shares (1)	4,000,000	-	USD	8%	December 2024
	$6,210,000	$-

(1)	The securities are convertible into ADSs since the issuance at the holder’s election.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of June 30, 2022. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of office premises under non-cancellable lease agreements.

	Payments Due by Period
	Total	Short-term less than 1 Year	Long-term over 1 year
Operating lease obligations	$1,414,576	$569,125	$845,451

Other than the Financing Arrangements and Operating Lease Commitments above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2022.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and copyrighted trading software programs. Although we did not have significant commitments for capital expenditures as of June 30, 2022 and subsequently, we will continue to make capital expenditures to meet the growth of our business when needed. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our debt or equity financing activities.

Recent Operational and Financial Developments in Digital Assets

Bitcoin Mining Operations

We commenced Bitcoin mining operations in late May 2021 and have ceased our Bitcoin mining operations and all related operations at the end of October 2021 as a result of the hiked electricity cost as well as the change in the regulatory environment in the PRC. As of December 31, 2021, we have liquidated all the Bitcoins and USDT and held no Bitcoins and USDT on hand. As of June 30, 2022, we have fully impaired and disposed of the mining equipment due to the technological obsolescence of the miners, the stumbled Bitcoin price and the change in the regulatory environment in PRC.

NFT Platform Operation

In January 2022, we launched our NFT business through Flying Lion Limited, including (i) issuance of MetaWords character NFTs and MetaWords work NFTs (collectively, the “MetaWords NFTs”), and (ii) the establishment of our NFT trading platform, namely the Lion NFT platform. The Lion NFT platform is an online marketplace where user customers can mint, buy, and sell their own NFT assets. Our platform does not provide digital wallet services or NFT assets storage services to its users, but the Lion NFT platform allows the users to connect and link their own digital cryptocurrency wallets, such as Metamask, to the Lion NFT platform. Therefore, for NFTs held by users, we do not provide custody services either directly or indirectly, and neither we have control of these digital assets nor do we have any related liability. They are off-balance sheet to our financial statements.

In January 2022, we created and minted the MetaWords NFTs by converting Xu Bing’s characters in his artwork Book from the Ground and sold MetaWords NFTs to the NFT collectors. The sales were conducted through an online auction and blind boxes direct sell on the Lion NFT platform. The sale price was received in the form of wrapped BNB and BNB tokens. We sold in an aggregate of six MetaWords NFTs created by us by the auction in the amount of 197 wrapped BNB, and 2,742 blind-boxes which includes MetaWords NFTs at 0.40 BNB per unit for a total amount of 749 BNB, net of the consideration paid to customers of 348 BNB in form of incentive rewards. We recorded revenue on a gross basis of the sale price, net of considerations paid to the users as the incentive, and collected in an aggregate of approximately US$438,000 at the spot token price upon the completion of the sale of character NFTs and blind boxes. As of June 30, 2022, we held 197 wrapped BNB and 749 BNB on hand, and recorded an impairment charge of approximately US$294,000 for the six months ended June 30, 2022.

We did not have additional sale of NFTs since January 2022. The fees we are entitled to the resale of MetaWord NFTs were de minimis and there were no other NFTs transactions on Lion NFT platform than MetaWords as of the date of this current report. As of June 30, 2022, we held 3,700 pieces of NFTs minted by us on hand. We consider the value of the NFTs is immaterial to our consolidated financial statements taken as a whole. In accordance with our accounting policies, we initially capitalized the costs of NFTs in intangible assets which primarily included the gas fees in an aggregate of less than $1,000, and subsequently determined to fully impair. Gas fees were paid by BNB tokens and measured at the fair value of the tokens on the date paid. Aa a result, as of June 30, 2022 the carrying value of NFTs included in intangible assets was zero.

As of the date of this current report, besides the ceased Bitcoin mining operations and NFTs, we do not have other revenue-generating activities in digital assets.

During the months of May through November 2022, market volatility in the prices of digital assets has been elevated due to a variety of factors, including, but not limited to, the macroeconomic environment (high inflation and rising interest rates) as well as the ‘crypto credit crisis’ brought on by the collapse and bankruptcy of a number of key players in the sector (cryptocurrency Luna collapse, hedge fund Three Arrows Capital default on loans and filing for bankruptcy, crypto-lending platform Celsius freezing all withdraws, cryptocurrency lender Voyager Digital filing for bankruptcy, crypto platform FTX filing for bankruptcy, crypto platform BlockFi filing for bankruptcy among others). We do not have counterparty exposure to any of the foregoing firms affected by the recent crypto credit crisis nor have our plans for NFT business operation been materially adversely impacted.